Exhibit 99.(h)(6)

AGREEMENT FOR RULE 38a-1 COMPLIANCE SUPPORT SERVICES

THIS AGREEMENT (the “Agreement”) is made as of January 1, 2006 by and between FORWARD FUNDS (the “Trust”), a Delaware statutory trust, and FORWARD MANAGEMENT, LLC (“Forward Management”), a California Corporation.

WHEREAS, Forward Management currently serves as investment adviser to the Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), pursuant to two Investment Management Agreements dated as of May 1, 2005 and July 1, 2005, respectively, pursuant to which Forward Management provides certain investment advisory and management services to the Trust (the “Advisory Agreements”); and

WHEREAS, the Board of Trustees has appointed a chief compliance officer for the Trust (the “CCO”) in accordance with Rule 38a-1 under the 1940 Act (“Rule 38a-1”); and

WHEREAS, the Board of Trustees wishes to retain Forward Management to provide certain regulatory compliance support services necessary for the operation of the Trust, including making available a qualified individual to serve as CCO for the Trust, and all reasonably necessary resources to the Trust’s CCO as is required for compliance with Rule 38a-1, and which are not provided for under the Advisory Agreements or any other agreement between the Trust and Forward Management or any third-party service provider;

WHEREAS, Forward Management is willing to provide regulatory compliance support services to the Trust and the CCO;

THEREFORE, in consideration of the promises and covenants herein contained, it is hereby agreed as follows:

1.             Effective as of the date first above written, Forward Management will provide a qualified individual to serve as CCO for the Trust and such regulatory compliance support services as the Trust and the CCO shall reasonably require in connection with compliance by the Trust with Rule 38a-1.  Such services shall include:

•      Provision of CCO.  Forward Management will provide, subject to approval of the Board of Trustees, an individual officer of Forward Management with sufficient qualifications to serve as the CCO for the Trust.

•      Provision of support personnel.  Forward Management will provide to the Trust’s CCO such professional and clerical personnel and administrative assistance and resources as shall be reasonably necessary for the execution of the CCO’s obligations under Rule 38a-1;

•      Oversight of third-party service providers.  Forward Management will provide such assistance to the CCO as shall be reasonably necessary to review and monitor the compliance programs of the Trust’s sub-advisers, transfer agents, fund administrators and other service providers as required in compliance with Rule 38a-1;

•      Coordination of regulatory compliance functions.  Forward Management will provide such support to the CCO as shall be reasonably necessary to coordinate those portions of the Trust’s regulatory compliance program as administered by Forward Management as well as by third-party vendors, including coordination among Forward Management’s legal, marketing and accounting departments, outside legal counsel, and auditors, as well as the Trust’s sub-advisors, administrators, transfer agents and custodians.

•      Assistance with annual compliance review.  Forward Management will provide such support to the CCO as shall be reasonably necessary to perform the annual compliance review and report in compliance with Rule 38a-1.

•      Assistance with quarterly reports.  Forward Management will provide such support to the CCO as shall be reasonably necessary to provide the Board of Trustees of the Trust (the “Board”) with compliance reports on a quarterly basis or at such other frequency as the Board may reasonably request.

2.             The Trust shall compensate Forward Management for the services provided hereunder in an amounts equal to $125,000 per annum plus the cost of reasonable expenses related to the performance of the CCO’s duties, including travel expenses, which amount shall be paid monthly in arrears by the 10th business day of the month, or at such other amount and frequency as may be agreed upon between the parties in writing from time to time.

3.             The Trust has the right, through its Trustees, officers or agents, to inspect, audit and copy all records pertaining to performance of services under this Agreement.  In compliance with Section 31 of the 1940 Act and the rules thereunder, Forward Management agrees that all records that it maintains in connection with the services provided hereunder are the property of the Trust and further agrees to surrender promptly to the Trust any of such records upon the Trust’s request, and to preserve such records as required under the 1940 Act.  In such event that the Trust requests that such records be surrendered pursuant to this paragraph, Forward Management will have the right to copy at its own expense such records and retain such copies as it may deem necessary or desirable.

4.             This Agreement shall become effective as of the date first above written.  Either party to this Agreement may terminate this Agreement at any time without penalty upon sixty days’ written notice to the other party.  Any notices provided under this Agreement shall be given in writing at such address as each party may designate in writing.

5.             This Agreement shall be governed by the laws of the State of California.

6.             If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

7.             Nothing in this Agreement shall prevent Forward Management from providing the same or similar regulatory support services to other parties.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written in San Francisco, California.

FORWARD FUNDS		FORWARD MANAGEMENT, LLC

/s/ Jeremy Deems		/s/ Jeremy Deems

By:	Jeremy Deems	By:	Jeremy Deems

Title:	Treasurer	Title:	Chief Financial Officer